

Mail Stop 4631

October 21, 2016

Via E-mail
Mr. Dana C. Russell
Chief Financial Officer
Vivint Solar, Inc.
1800 West Ashton Boulevard
Lehi, Utah 84043

> **Re:** **Vivint Solar, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 10-Q for the Period Ended June 30, 2016**
> **Filed August 8, 2016**
> **Response dated October 3, 2016**
> **File No. 1-36642**

Dear Mr. Russell:

We have reviewed your response letter dated October 3, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis, page 41

1. We note your response to comment 1 of our letter dated September 22, 2016. We note that the Nevada regulatory developments did not materially impact nor are expected to materially impact your revenues, income, financial position or cancellation rates. To the extent other regulatory developments, trends, and uncertainties are expected to have a material impact, please discuss the actual and expected impact of these events on your

revenues, income, and liquidity. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Note 2. Revenue Recognition – Lease Pass-Through Arrangements, page 81 and Note 11. Investment Funds –Lease Pass-Through Obligations, page 94

2. We note your response to comment 7 of our letter dated September 22, 2016. We note that approximately 85% of the lease-pass through fund investor payments was allocated to deferred ITC revenue. You indicate that the Company allocates a portion of the aggregated payment received from the fund investor to the estimated fair value of the ITCs and the balance to the future customer lease payments. We also note that the fund investor also makes subsequent smaller periodic payment to lease solar assets from your subsidiary. Please tell us and expand your disclosures to clarify how you determine the fair value of the ITCs.

Form 10-Q for the Period Ended June 30, 2016

Components of Results of Operations

Net Income Available to Common Stockholders, page 31

3. We note your response to comment 10 of our letter dated September 22, 2016. Your current disclosures state that there is a tax equity fund operational in 2016 that does not use the HLBV method to allocate gains and losses which resulted in no HLBV gain or loss being allocated to the fund investor in the current period. Your current disclosures indicate that there is a fund investor to which gains or losses need to be allocated whereas your response indicates that there is no other fund investor for which gains and losses need to be allocated. Please revise your disclosures as necessary to better clarify.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction